

July 28, 2023

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

Re: Tuniu Corporation
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-36430

Dear Anqiang Chen:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1. We note your statement that you reviewed public filings made by your shareholders and your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm which members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance,

please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination, including committees other than the Tuniu Chinese Communist Party Committee. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for "Tuniu Corporation or the VIE or the subsidiaries of the VIE in China." We also note that your organizational chart on page 96 of your Form 20-F and Exhibit 8.1 indicate that you have subsidiaries in Hong Kong and the PRC that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.
   - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
   - With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4. We note that three directors of your operating entities are officials of the Tuniu Chinese Communist Party Committee. Please provide us with the following information in your supplemental response:
   - Please tell us whether this Committee is organized or formed at the level of the registrant or one of its consolidated entities. If it is organized or formed at a consolidated entity, please tell us which consolidated entity and the role of this entity within the consolidated group.
   - Please tell us the size and purpose of this Committee and how it interacts with the boards of directors, other committees, officers and employees of the registrant and its consolidated entities. Also describe to us any document that outlines or governs these matters.
   - Based on the above, please explain to us in more detail how you concluded that none of the currently effective memorandum and articles of association (or equivalent organizing documents) of Tuniu Corporation or its operating entities contains any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li